Sit Investment Associates

Mutual Funds Newsletter

Summer 2008

This issue of the newsletter is dedicated to our late founder, Eugene C. Sit, who lost his battle with pancreatic cancer on June 24th this year.

Eugene Sit lived the American dream. His optimism propelled him to achieve great success and his setbacks helped shape his character.

Gene's paternal grandfather emigrated from China to America to work as a railroad laborer in the late 1860s. He went back to China periodically to visit family and, over the years, fathered ten children – five sons and five daughters. He made China his permanent home in his final years. His sons, including Gene's father, later returned to America to seek their fortunes. Gene's father settled in St. Louis and became a successful importer-exporter and restaurateur. With the profits, he invested in prime farmland in China's Pearl River Delta, eventually becoming one of the area's largest landowners. As Gene's grandfather had done, he ran his business ventures in America, but returned to China when he could. In China, at the age of 58, he married Gene's mother.



Eugene C. Sit
1938 - 2008

After the railroad was built, America was far less welcoming to the Chinese. Because he was an American citizen, Gene's father was free to travel between the two countries, but The Chinese Exclusion Act, enacted in 1884, prohibited bringing Chinese wives to America. So, Gene's mother tended to the family and managed their properties in China. When Japan invaded China – several months before Gene was born – the elder Sit could no longer return home. During World War II, the family lived as refugees.

The war's end brought little stability for the family. The family fortune was lost during the war and its aftermath. Chinese gangsters kidnapped Gene and other relatives in 1946. They lived on the run with their captors for months until Gene's father was able to meet the ransom demand. The family decided to send Gene and his brother to join their father in America for their protection. Gene was ten years old, and it would be the last time he would see his mother for over 30 years. (Gene was reunited withhis mother again in 1979 during a business trip to China, and he was finally able to bring her to the United States in 1981.) It would also be the first time he ever met his father, an aged, ailing man in St. Louis.

A year after Gene and his brother arrived in America, the Chinese Communists took control of the country, confiscated the family's land, and imprisoned his landowner mother. After her imprisonment, the Chinese government forced Gene's mother to live in a commune and to work as a street cleaner. Soon after that, Gene's father died, leaving Gene and his brother to live with American relatives in Arkansas.

With a strong belief in the opportunities our country afforded, Gene, who arrived knowing no English, finished twelve years of schooling in eight and enrolled at DePaul University in Chicago. While in college, he married Gail, who became his wife for fifty years. They both worked while Gene was at DePaul.

After graduation, Gene quickly earned the respect of his employer, Commonwealth Edison, and enjoyed success during his eight years with the Chicago-based company, where he helped manage the firm's pension fund. In 1968, he moved to Investors Diversified Services in Minneapolis to work in its mutual funds management division. There he advanced to become chief executive officer of IDS Advisory/ Gartmore International Ltd., the company's institutional money management operation.

In 1981, after five years with IDS Advisory, Gene answered his entrepreneurial calling and launched Sit Investment Associates (SIA) at the age of 42. His optimism was immediately put to the test, as the firm opened during the start of a recession. With $1 million in working capital, a staff of eight and two mutual funds, Gene grew the business to $1 billion in assets under management in three years.

Over the past 27 years, Gene and his team of expert analysts and managers built Sit Investment Associates into a successful investment firm, which today manages almost $8 billion in assets for institutions and individuals. These assets include $1.7 billion in shareholders' investments in the Sit Mutual Funds. The firm remains headquartered in Minneapolis, with a satellite office in New York City. The SIA staff numbers 75 and, together with the company's directors, significantly invest in the Sit Mutual Funds, owning approximately 12% of the Funds' assets. In addition, five of Gene's six children work for the firm.

Today it is difficult to imagine the biases and tragedies that Gene and his family faced so many years ago, but it is not hard to sense that he understood losses in various forms. It is not surprising that he held his family, friends and staff so dear, and it is easy

Continued on page ten.

Investment Outlook and Strategy Summary *by Roger J. Sit - President, CEO and Global CIO*



Economic Outlook

The preliminary estimate of second quarter real U.S. GDP growth was +1.9 percent, a significant improvement over the prior quarter, but below the consensus estimate of +2.3 percent. Consumer spending, spurred by about $78 billion in tax rebates that went out through June this year, grew at a +1.5 percent pace. The trade gap narrowed to a $395.2 billion annual rate, adding +2.4 percentage points to growth. Residential investment declined -15.6 percent, subtracting -0.6 percentage point from growth, a slight improvement compared to a -1.1 percentage points impact in 1Q08. Inventories shrank by -$62.2 billion, cutting 2Q08 growth by 1.9 percentage points.

Current trends indicate that the consumer sector, which comprises over 70 percent of GDP, is not likely to provide much support to economic growth in the second half of 2008. Real consumer spending growth has averaged +0.1 percent over the past six months. Impacting this sector is July non-farm payrolls, which declined by -51,000. July represented the seventh consecutive monthly decline in the series, and the unemployment rate rose 0.2 percentage point to a four-year high of 5.7 percent.

Other recent economic data are more favorable. June factory orders expanded by a stronger-than-expected +1.7 percent. Nondurable goods orders advanced +2.5 percent, led by petroleum and coal products and chemical products, while durable goods orders grew +0.8 percent, driven by primary metals and electrical equipment, appliances and components. Even parts of the beleaguered housing sector are showing signs of improvement. June housing starts jumped +9.1 percent from May and June building permits surged +11.6 percent. June new home sales fell just -0.6 percent and there were significant upward revisions to prior months.

Our forecast of +1.0 percent real GDP growth for the last two quarters of the year remains unchanged. In the third quarter, we expect continued stimulus on consumer spending from the tax rebates and further moderation in the negative impact of weak residential investment. In addition, we foresee businesses rebuilding some inventories. Although the absence of tax rebates will subtract from the fourth quarter growth rate, we expect the actions taken by the Federal Reserve earlier this year will gain more traction by the final quarter. We expect the Federal Reserve to delay its federal funds rate rise until December or early 2009.

We continue to believe that the recovery from the current economic downturn will be slow and drawn out.

Equity Markets

The investment environment is challenging against a background of slowing global economic growth, inflation uncertainty, credit strains and an important national election.

Operating earnings for the S&P 500 Index companies fell an estimated -23 percent year-over-year in the second quarter 2008. However, disecting the decline, non-financial profits were up +7 percent, while those for financials were down -94 percent. Among the non-financials, energy profits were up +22 percent, technology +18 percent and health care +12 percent. Of the 373 S&P 500 companies that have reported second quarter 2008 results, 66 percent announced positive earnings surprises, while only 23 percent posted negative surprises.

While stock prices have receded in 2008, their valuations are more attractive in aggregate, particularly among companies that have continued to deliver above-average earnings growth. Equity valuations are not excessive on an historical price-earnings multiple basis. The current year price-earnings ratio was approximately 16 times earnings at the end of July.

We believe that the recent environment that has favored growth stocks is intact. Domestic portfolios continue to be overweighted in the traditional growth sectors of technology and healthcare, and we are maintaining holdings in the energy sector as an inflation hedge. We anticipate increasing portfolio weights in the consumer staples sector, given its earnings dynamics. We remain underweighted in financials, but are looking to reduce our underweight as market opportunities evolve in coming quarters.

Fixed Income Markets

The mortgage crisis appeared to be on course for a very slow rebound, as it has been suffering from a supply/demand imbalance, fear of a continuation of accelerating delinquencies and defaults, and declining home prices. However, some recent changes in market activity trends may be pointing to the start of a meaningful recovery in the months ahead.

An early sign of potential change was that banks and other financial institutions finally started capitulating as the mortgage market crisis intensified. In June, MBIA and AMBAC, the largest two monoline bond insurers, were downgraded from AAA, and liquidity dropped significantly. Forced sellers entered the market and doomsday forecasters stole the headlines causing the crisis to become its most severe and far reaching in July. But this added pressure on the marketplace caused lenders to estimate losses more realistically and start taking appropriate actions. For example, banks are now pricing foreclosed homes low enough to sell, and investment banks are selling risky assets at sharp losses, the most difficult part of their de-leveraging process. Even the U.S. Government capitulated to a degree, increasing its support for Fannie Mae and Freddie Mac by increasing the size of the line of credit between these Agencies and the U.S. Treasury, which now has authority to make equity investments in the Agencies as necessary, to strengthen capital. In addition, the Agencies now have access to a number of the Federal Reserve's new liquidity facilities currently used by U.S. banks.

Two large monoline insurers have commuted insurance contracts allowing insurers to trade the uncertainty of the risk of future losses on these policies for up front commutation payments now. This eased market fears, as actual losses on these policies have become measurable. As investors are able to make reasonable assumptions for the future, bond prices will recover to their true economic value.

The substantial decline in prices has made homes more affordable than they have been in a decade, making them more attractive to individuals and investment groups.

While the past several weeks have been some of the most difficult ones since the mortgage crisis began, and it is difficult to predict exactly when the market may change, these recent signs should boost optimism for a quicker recovery than thought possible just a few months ago.

Roger Sit is President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Sit Mutual Funds Performance Summary: Second Quarter 2008

Equity Funds

Equity prices declined over the three months through June on the heels of weak housing markets, credit losses in the finance sector, and a sharp rise in oil prices. While it may take time for these issues to be resolved, we believe that market volatility has created opportunities for long-term investors.

As of early July, both the Dow Jones Industrial Average and the S&P 500 Index reached the "bear market" threshold, declining by over 20% from their peaks in October, 2007. Declines of this magnitude happen for a reason, but we do not envision an intensification of the two central issues, the rising oil prices and the financial/ housing crisis, confronting investors in recent months. We believe the worst is largely over for the financial sector, and we expect the Federal Reserve actions, along with efforts to raise capital, will restore some stability later in the year. Despite our longer-term view that oil supply/demand imbalances will lead to higher prices, we believe they have temporarily peaked. It is clear that the price has reached a level where a significant amount of demand destruction is beginning to occur.

Importantly, outside of the financial sector, corporate earnings have held up surprisingly well, particularly for companies with international exposure. The capital goods sector is benefiting from strength in exports and sustained global infrastructure investing, while energy sector profits have been driven by high commodity prices and capital spending in the sector. The health care sector continues to generate above-average growth, particularly outside of the larger pharmaceutical companies. Finally, while many investors have feared a technology spending collapse similar to the 2001-2002 downturn, there has been only a modest deceleration and most tech companies continue to produce double-digit earnings growth. It is important to note that, unlike the last tech downturn, business spending on technology grew at only a modest pace over the past few years. There is no "bubble" in spending to reverse this time around, and corporations continue to strive to improve productivity through technology spending. We believe that growth prospects will generally remain resilient and, therefore, the sector remains heavily-weighted within the Funds.

In general, the Sit Equity Funds remain well diversified among sectors, with a focus on high quality companies that can deliver strong earnings growth in a difficult economic backdrop. Growth stocks, which have been performing relatively well in recent quarters, should continue to fare well given attractive relative valuations and earnings growth prospects.

Thus far, 2008 has been a retrenchment year for global equity markets. As a result of the effects of the U.S. financial crisis, rising commodity prices, and mounting inflation, global economy volatility is very high and looks to continue for the intermediate term. Earnings revisions have been negative and could continue for the remainder of the year but, but as 2009 approaches and comparables become easier, we anticipate positive earnings revisions.

The Sit International Growth Fund outperformed respective benchmarks, a result of strong performance in commodity-related and energy holdings. Meanwhile, consumer-related stocks partially offset the strong performance. We continue to favor high quality, more defensive unit growth companies, which offer growth at a reasonable price. Although we recognize that China's growth is slowing, we still contend that emerging market exposure is desirable and favor infrastructure, telecommunication, and commodity-related sectors. Given the U.S. financial crisis and consumer slowdown, we remain cautious on consumer durable and financial sectors. Therefore, we are limiting financial institution and currency exposed stocks. However, when economic woes subside and the stocks bottom, we look to potentially increase our exposure. Eventually, we believe M&A stands to pick up given the strength of corporate balance sheets and the attractive valuation of U.S. dollar denominated assets. Overall, our global investment strategy for 2008 recognizes that performance will be driven by several factors: currency, globalization, emerging market growth, demographic changes, environmental awareness, reform measures, credit crisis fallout, earnings revisions, and valuations.

Fixed-Income Funds

Treasury yields rose during the second quarter, as signs of economic recovery early during the quarter combined with concerns over high levels of oil and food price inflation drove interest rates higher. Liquidity worsened considerably during late June as MBIA and Ambac, the two largest bond insurers, were downgraded below AAA by both Moody's and Standard & Poor's, for the first time.

The Sit U.S. Government Securities Fund outperformed the Lehman Intermediate Government Index during the quarter, attributable to both more price stability relative to the benchmark in a falling price environment, as well as the Fund's income advantage. This price stability was particularly evident in the Fund's positions in mortgage pass-through securities, which has consistently been the case since the Fund's inception. The Fund's positions in government bonds detracted from performance, but the effect on the portfolio as a whole was small due to the low weighting in the sector.

The Sit Tax-Free Income Fund and the Sit MN Tax-Free Income Fund outperformed their benchmarks during the quarter as the municipal bond market recovered from the weakest monthly return ever recorded during February, which also caused the prior quarter to be among the weakest quarters of the past decade. Longer maturity municipal bonds recorded the strongest recoveries along with the hospital, housing and education sectors. The Funds' strong quarterly performance was largely attributable to their substantial holdings of these three best performing sectors as well as some exposure to longer duration municipal bonds. Another important factor which affected the municipal market was a series of reduced bond ratings for insured municipal bonds over the first half of 2008. According to the Lehman Municipal Bond Index, AAA rated insured municipals declined to 11.9% of the Index on June 30, 2008 compared with 33.9% on March 31, 2008 and 44.6% as of December 31, 2007. Municipal bonds in the AA category increased to 39.7% of the Index on June 30, 2008 compared with 18.7% on December 31, 2007. A rated bonds increased to 19.3% on June 30, 2008 compared with 7.4% on December 31, 2007. Municipal bond yields remain at high relative yields compared with taxable bonds. With income-tax rates likely to rise over the next few years, tax-exempt bonds are expected to be more dearly valued in the future.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund
(SNIGX)
Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
6/30/08: $43.41 Per Share
3/31/08: $42.56 Per Share

Total Net Assets
$287.7 Million

Weighted Avg. Mkt. Cap
$68.4 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	2.00%	1.25%	-1.89%
6 Month**	-5.61	-9.06	-11.20
1 Year	-1.03	-5.95	-12.36
5 Year	10.38	7.32	8.22
10 Year	1.20	0.96	3.38
Inception***	10.70	11.28	12.49
Cumulative Total Returns (%)*			
1 Year	-1.03%	-5.95%	-12.36%
5 Years	63.83	42.39	48.46
10 Year	12.66	9.99	39.42
Inception***	1284.12	1484.16	1992.74

**As of 6/30/08*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector (% of Total Net Assets)



Health Technology 11.7
Electronic Technology 10.3
Energy Minerals 9.3
Producer Manufacturing 8.2
Finance 8.1
Technology Services 7.9
Consumer Non-Durables 7.6
Industrial Services 6.8
Sectors Less than 5% 22.4
Cash and Other Net Assets 7.7

Top Five Stock Holdings

1. Monsanto Co.
2. Schlumberger, Ltd.
3. XTO Energy, Inc.
4. Equitable Resources, Inc.
5. Southwestern Energy Co.

Total Number of Holdings: 90

Sit Mid Cap Growth Fund
(NBNGX)
Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
6/30/08: $14.83 Per Share
3/31/08: $14.08 Per Share

Total Net Assets
$210.9 Million

Weighted Avg. Mkt. Cap
$14.5 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	5.33%	4.65%	2.67%
6 Month**	-7.95	-6.81	-7.57
1 Year	-2.63	-6.42	-11.19
5 Year	13.67	12.32	13.07
10 Year	4.24	5.64	8.10
Inception	13.20	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-2.63%	-6.42%	-11.19%
5 Year	89.80	78.77	84.81
10 Year	51.49	73.10	117.93
Inception	2364.37	N/A	N/A

**As of 6/30/08*
***Not Annualized*
Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector (% of Total Net Assets)



Health Technology 15.1
Producer Manufacturing 10.9
Energy Minerals 10.6
Industrial Services 9.7
Electronic Technology 8.3
Technology Services 7.9
Finance 7.5
Process Industries 6.5
Sectors Less than 5% 21.5
Cash and Other Net Assets 2.0

Top Five Stock Holdings

1. Southwestern Energy Co.
2. Celgene Corp.
3. McDermott Intl, Inc.
4. Activision, Inc.
5. XTO Energy, Inc.

Total Number of Holdings: 86

Sit Small Cap Growth Fund
(SSMGX)
Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
6/30/08: $37.44 Per Share
3/31/08: $34.71 Per Share

Total Net Assets
$93.5 Million

Weighted Avg. Mkt. Cap
$3.9 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	7.87%	4.47%	0.58%
6 Month**	-9.13	-8.93	-9.37
1 Year	-6.73	-10.83	-16.19
5 Year	11.59	10.37	10.29
10 Year	8.52	2.80	5.53
Inception	12.28	6.71	9.22
Cumulative Total Returns (%)*			
1 Year	-6.73%	-10.83%	-16.19%
5 Year	73.01	63.75	63.19
10 Year	126.62	31.80	71.22
Inception	406.43	148.47	244.12

**As of 6/30/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology
17.4
Electronic Technology
11.5
Producer Manufacturing
10.1
Industrial Services
9.7
Technology Services
9.7
Energy Minerals
8.7
Finance
6.9
Health Services
5.3
Sectors Less than 5%
18.6
Cash and Other Net Assets
2.1

Top Five Stock Holdings

1. Southwestern Energy Co.
2. Arena Resources, Inc.
3. ANSYS, Inc.
4. SBA Communications Corp.
5. CommScope Inc.

Total Number of Holdings: 96

Sit Dividend Growth Fund
Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
6/30/08:	$13.11	$13.08
3/31/08:	$13.20	$13.18
Total Net Assets (Million)	$41.2	$14.3
Weighted Avg. Mkt Cap	$67.4 Billion	

Total Returns (%)

Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	-0.32%	-6.15%	-3.06%	10.05%	N/A	9.76%
S&P 500 Index	-2.73	-11.92	-13.12	4.41	N/A	5.11
Class S	-0.43	-6.26	-3.27	N/A	N/A	7.38
S&P 500 Index	-2.73	-11.92	-13.12	N/A	N/A	1.43
Cumulative Total Returns (%)*						
Class I	-0.32%	-6.15%	-3.06%	33.30%	N/A	52.08%
S&P 500 Index	-2.73	-11.92	-13.12	13.81	N/A	25.17
Class S	-0.43	-6.26	-3.27	N/A	N/A	17.38
S&P 500 Index	-2.73	-11.92	-13.12	N/A	N/A	3.25

**As of 6/30/08*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance
17.1
Health Technology
12.4
Producer Manufacturing
12.4
Energy Minerals
11.9
Consumer Non-Durables
9.8
Electronic Technology
5.9
Sectors Less than 5%
29.1
Cash and Other Net Assets
1.4

Top Five Stock Holdings

1. Occidental Petroleum Corp.
2. Johnson & Johnson
3. Verizon Communications Inc.
4. Procter & Gamble Co.
5. Microsoft Corp.

Total Number of Holdings: 91

Sit International Growth Fund
(SNGRX)

Inception 11/1/91

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
6/30/08: $17.80 Per Share
3/31/08: $17.45 Per Share

Total Net Assets
$37.7 Million

Weighted Avg. Mkt. Cap
$59.5 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	2.01%	0.02%	-2.25%
6 Month**	-8.15	-8.14	-10.96
1 Year	-3.82	-4.44	-10.61
5 Year	14.43	16.26	16.67
10 Year	1.12	4.11	5.83
Inception	5.69	5.21	6.99
Cumulative Total Returns (%)*			
1 Year	-3.82%	-4.44%	-10.61%
5 Year	96.20	112.35	116.15
10 Year	11.74	49.61	76.25
Inception	151.71	133.29	208.53

*As of 6/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Finance
14.4
Non-Energy Minerals
10.7
Consumer Non-Durables
8.2
Process Industries
7.7
Communications
7.1
Health Technology
7.0
Sectors Less than 7%
41.9
Cash and Other Net Assets
3.0

Portfolio Structure by Region


Europe
53.3
65.4
Asia
33.8
34.6
Other
9.9
0.0
Cash & Other Net Assets
3.0
0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Vestas Wind Systems A/S
4. Schlumberger, Ltd.
5. Agrium, Inc.

Total Number of Holdings: 94

Sit Developing Markets Growth Fund
(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
6/30/08: $25.97 Per Share
3/31/08: $25.33 Per Share

Total Net Assets
$23.2 Million

Weighted Avg. Mkt. Cap
$57.5 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	2.53%	-1.58%	-2.12%
6 Month**	-11.24	-12.72	-14.66
1 Year	5.26	2.59	-0.48
5 Year	26.77	26.72	25.20
10 Year	11.38	12.64	11.77
Inception	7.29	6.02	N/A
Cumulative Total Returns (%)*			
1 Year	5.26%	2.59%	-0.48%
5 Years	227.45	226.77	207.68
10 Year	193.84	228.91	204.22
Inception	167.88	126.87	N/A

*As of 6/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Non-Energy Minerals
16.0
Energy Minerals
15.4
Finance
11.2
Communications
10.1
Electronic Technology
9.3
Sectors Less than 7%
36.7
Cash and Other Net Assets
1.3

Portfolio Structure by Region


Asia
61.3
48.6
Latin America
23.1
25.5
Europe
9.0
15.6
Africa/Middle East
5.1
10.3
North America
0.2
0.0
Cash and Other Net Assets
1.3
0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. Gazprom, A.D.R.
3. Cia Vale Do Rio Doce, A.D.R.
4. BHP Billiton, Ltd., A.D.R.
5. Samsung Electronics

Total Number of Holdings: 91

Sit Balanced Fund
(SIBAX)
Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
6/30/08: $16.32 Per Share
3/31/08: $16.45 Per Share

Total Net Assets
$12.9 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-0.27%	-2.73%	-1.02%
6 Month**	-5.61	-11.92	1.13
1 Year	-1.72	-13.12	7.12
5 Year	7.52	7.58	3.85
10 Year	3.03	2.88	5.68
Inception	7.16	9.18	6.10
Cumulative Total Returns (%)*			
1 Year	-1.72%	-13.12%	7.12%
5 Year	43.70	44.12	20.82
10 Year	34.84	32.86	73.82
Inception	172.82	257.48	136.11

**As of 6/30/08*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 2.9%
Bonds 35.0%
Equities 62.1%

Top Five Stock Holdings

1. Southwestern Energy Co.
2. Schlumberger, Ltd.
3. Monsanto Co.
4. Equitable Resources, Inc.
5. XTO Energy, Inc.

Total Number of Holdings: 180

October 20, 2008
Annual Shareholder Event

This year's annual shareholder luncheon is on Monday, October 20 at the Edina Country Club. Lunch will begin at 11:30 and the program at 11:45.

We're fortunate to have Lord Marlesford speak at the event. He'll update us on European economic and political issues. Marlesford is a member of Britain's House of Lords and serves on the influential House of Lords Select Committee on the European Union.

Sit Mutual Funds Directors Dr. Sidney Jones and former Congressman Bill Frenzel will cover topics on the domestic front. Jones will provide analysis of current economic issues, while Frenzel will share his insights about the upcoming elections and policy outlook.

President Roger Sit will present the firm's investment outlook and strategy prior to joining a panel consisting of Mike Brilley, Debra Sit and Kent Johnson, and the program speakers who will answer our shareholders' questions.

A video tribute to Founder and former Chairman Gene Sit will be part of this year's program.

A business meeting, citing the results of the Funds' proxy vote, will follow the program, and shareholders are welcome to attend.

Luncheon invitations will be mailed to Sit shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota, but all shareholders are welcome. Shareholders residing in the five-state area should expect to receive invitations in the mail in mid-September. If you live outside these states and wish to attend the luncheon, please call 612-359-2606 or email meetings@sitinvest.com. We look forward to seeing you at this year's event.

Vote Your Proxy

Proxy statements and ballot cards will be mailed to shareholders on September 10th. The issues this year are ratification of auditors and election of directors.

You may vote your proxy by mail, internet or telephone. Please follow the voting instructions on the ballot card.

SIT MUTUAL FUND PRICES

Sit Mutual Funds offers its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) in three ways:

Website: www.sitfunds.com
Access to the Sit Mutual Funds website is available 24 hours a day.

Telephone: 800-332-5580
Automated: Fund prices are available on our automated phone line 24 hours a day.

Live:
Sit Mutual Funds Investor Services Representatives can provide current prices Monday through Friday from 7:30 a.m. to 5:30 p.m. CST.

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
6/30/08: $10.78 Per Share
3/31/08: $10.92 Per Share

Total Net Assets: $269.6 Million
30-Day SEC Yield: 4.93%
12-Month Distribution Rate: 4.56%
Average Maturity: 24.6 Years
Effective Duration: 2.3 Years(1)

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	-0.17%	-1.84%	-1.47%
6 Month**	2.88	2.19	N/A
1 Year	8.06	9.17	7.08
5 Year	4.03	3.61	3.18
10 Year	4.89	5.43	4.79
Inception	6.61	6.79	6.27
Cumulative Total Returns (%)*			
1 Year	8.06%	9.17%	7.08%
5 Year	21.87	19.38	16.97
10 Year	61.20	69.64	59.60
Inception	285.74	300.28	260.81

**As of 6/30/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Collateralized Mortgage Obligations
38.0
FNMA Pass-Through
28.9
GNMA Pass-Through
16.0
FHLMC Pass-Through
13.3
Sectors less than 5%
2.5
Cash & Other Net Assets
1.3

Estimated Average Life Profile



1.3%
91.4%
6.4%
0.0%
0.9%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/08: $9.14 Per Share
3/31/08: $9.16 Per Share

Total Net Assets: $325.3 Million
30-Day SEC Yield: 4.72%
Tax Equivalent Yield: 7.26%(1)
12-Month Distribution Rate: 4.23%
Average Maturity: 14.4 Years
Duration to Est. Avg. Life: 4.8 Years(2)
Implied Duration: 5.6 Years(2)

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	0.85%	-0.81%	0.74%
6 Month**	-0.35	1.11	N/A
1 Year	-0.98	5.68	0.62
5 Year	2.36	2.88	3.06
10 Year	3.23	4.45	4.11
Inception	5.42	5.68	5.97
Cumulative Total Returns (%)*			
1 Year	-0.98%	5.68%	0.62%
5 Year	12.38	15.23	16.29
10 Year	37.39	54.58	49.66
Inception	184.07	197.87	214.37

**As of 6/30/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
20.0
Multifamily Mortgage Revenue
16.9
Other Revenue
14.8
Insured
14.7
Education/Student Loan
10.5
Sectors less than 5%
21.6
Cash & Other Net Assets
1.5

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	2.8
BBB	5.7
BB	16.6
<BB	2.5
Total	27.6%



Other Assets & Liabilities 1.5%
AAA 14.2%
AA 7.9%
A 20.8%
BBB 23.8%
Less Than BBB 4.2%
Not Rated 27.6%

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund
(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/08: $9.75 Per Share
3/31/08: $9.76 Per Share

Total Net Assets: $294.9 Million
30-Day SEC Yield: 4.61%
Tax Equivalent Yield: 7.70%(1)
12-Month Distribution Rate: 4.26%
Average Maturity: 14.9 Years
Duration to Est. Avg. Life: 4.9 Years(2)
Implied Duration: 6.0 Years(2)

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	0.96%	-0.81%	0.79%
6 Month**	0.51	1.11	N/A
1 Year	0.84	5.68	2.10
5 Year	3.30	2.88	3.02
10 Year	3.92	4.45	4.10
Inception	4.77	4.72	4.55
Cumulative Total Returns (%)*			
1 Year	0.84%	5.68%	2.10%
5 Year	17.61	15.23	16.06
10 Year	46.90	54.58	49.42
Inception	97.46	96.04	91.29

*As of 6/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
23.8
Multifamily Mortgage Revenue
19.3
Education/ Student Loan
12.1
Other Revenue
9.9
Single Family Mortgage
9.3
Insured
7.5
Sectors less than 5.0%
15.8
Cash & Other Net Assets
2.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.5%
AA	0.6
A	7.4
BBB	18.8
BB	9.6
<BB	0.3
Total	37.2%



Other Assets & Liabilities 2.3%
AAA 11.7%
AA 11.3%
A 17.4%
BBB 17.6%
Less Than BBB 2.5%
Not Rated 37.2%

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund
(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
6/30/08: $1.00 Per Share
3/31/08: $1.00 Per Share

Total Net Assets: $76.8 Million
7-Day Simple Yield: 2.06%(1)
7-Day Effective Yield: 2.08%(1)

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Average Annual Total Returns (%)*			
3 Month**	0.55%	0.41%	0.57%
6 Month**	1.42	0.93	N/A
1 Year	3.76	2.94	3.81
5 Year	2.93	3.11	2.87
10 Year	3.32	3.46	3.29
Inception	3.82	3.99	3.77
Cumulative Total Returns (%)*			
1 Year	3.76%	2.94%	3.81%
5 Year	15.55	16.54	15.18
10 Year	38.68	40.50	38.28
Inception	73.22	77.61	72.17

*As of 6/30/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Consumer Non-Durables
22.5
U.S. Govt. Securities
16.4
Consumer Loan Finance
9.0
Banking
9.0
Diversified Finance
7.8
Captive Equipment Finance
6.3
Sectors less than 5.0%
27.0
Cash & Other Net Assets
2.0

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1)The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

Gene Sit *Continued from page one.*

to understand why he was quick to help others in need. Because of his family's history of lost fortunes, he was vigilant about protecting shareholder assets. His rags-to-riches story reflects the optimistic money manager's passion for growth investments, and his caution for preserving clients' assets is evident in key decision made at the firm, including the launching of the more-conservative fixed-income funds.

Gene's values and goals, along with his uncompromising commitment to the investment philosophy and style established 27 years ago, are integral to the firm's operations and they will remain so. We proudly carry on his tradition of operating under the highest ethical and professional standards and putting clients first in all that we do. Gene's standards are our standards, and we will continue to focus on excellence, specifically, providing superior investment management products to meet the needs of our discriminating investors.

Gene, his management team, and the company's directors prepared well for the firm's leadership succession. The transfer of management responsibilities began years ago, and shareholders should expect no operational or philosophical changes.

Roger Sit, who served alongside his father as President, Co-Chief Executive Officer and Co-Global Chief Investment Officer, with guidance from its directors, now directs the team of long-tenured managers, analysts and service staff who operate collaboratively in the same family environment that Gene created when he opened the company doors on July 14, 1981. In addition, the family and firm continue to support the many worthwhile philanthropic programs that Gene began.



Gene and speakers at annual shareholder event.

Gene's presence will be sorely missed by his family and associates, but we will ensure that our shareholders continue to experience the same level of service and performance that they have come to expect from Sit Mutual Funds.

We will pay tribute to Gene at the upcoming Mutual Funds Shareholder Luncheon Meeting on Monday, October 20th at the Edina Country Club. See page seven for details about this year's meeting.

Estate Tax Update

The federal estate tax is scheduled to change over the next two years, as detailed below:

Year	Exclusion	Top Rate
2008	$2 million	45%
2009	$3.5 million	45%
2010	All	0%

Many people predict that Congress will not allow the estate tax to disappear completely and that a compromise, perhaps exempting the first $3 or $4 million from estate tax, will be reached before 2010.

Avoid Taxes on Economic Stimulus Payment

If your Economic Stimulus payment was directly deposited into your IRA account, there will be tax implications if you don't withdraw it before the IRS deadline. The IRS announced recently that payments deposited into an IRA will be tax-free and penalty-free if withdrawn by the due date or extended due date for filing a 2008 tax return. The net tax effect of the deposit and withdrawal will be treated as though they never happened. If you have questions, call the IRS "Rebate Hotline" at 1-866-234-2942.

Debit Cards for Social Security

The Treasury Department is now offering prepaid debit cards to Social Security recipients. The new program gives people the option of receiving a prepaid debit card instead of a check. Benefit payments are loaded onto the cards each month and allow recipients to make purchases and withdraw money from ATMs.

Judith Tillman, commissioner of the Treasury's Financial Management Service, says "This is a more sure, more reliable, cost-free and cost-effective way for people to get their money." It is estimated that if all federal check recipients who don't have bank accounts signed up to use the card, it would save the government $40 million per year in printing and mailing costs.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

The Lowdown on 401(k) Loans *by Steve Benjamin, CEBS, CRPC*

With credit options drying up, major retirement plan providers report a spike in the processing of loans as Americans tap their 401(k) accounts for cash.

Studies show that employees are more likely to save for retirement if they know they can access their funds while employed. So while a loan program is an optional plan feature, many companies feel compelled to have one to boost employee participation in their 401(k) plan.

Loan Basics

If your plan offers a loan program, you can borrow 50% of your vested balance (up to $50,000), less your highest outstanding loan balance over the past twelve months. You repay the loan with interest over no more than five years (longer if the funds are used for the purchase of your primary residence). The interest rate is usually a percentage point or two above the Prime Rate.

Some people incorrectly believe they are earning interest on their loan. Interest? If John borrows $4,000 from his account and puts back $4,500, did he earn $500? John would have an extra $500 in his bank account (or somewhere) if he hadn't put that $500 into the plan! What's more, John is repaying the loan with after-tax dollars. Therefore, he will pay taxes a second time on the interest portion of his loan payments when he withdraws his money at retirement.

Loan Costs

Usually, there is a loan setup fee of about $100. There is also a potential, less obvious cost of taking a loan. This could occur if you repay your loan in a rising market because you may end up buying back fewer shares of your investments than before you took the loan. This could prove to be expensive in the long run.

Of course, in a market like today's, that seems rather unlikely. But where will the market be three to five years from now when you finish paying off your loan? You can estimate the impact a 401(k) loan could have on your future account balance by visiting the National Center for Policy Analysis's "401(k) Borrowing Calculator" at www.ncpa.org. The results might surprise you!

Loan Payoff

If you leave your company before paying off your loan, your employer must reduce (or "offset") your account balance by the amount of your unpaid loan. This amount is treated as a distribution for tax purposes. So if your unpaid loan is $10,000, you're in the 25% tax bracket and under age 59½, you'll owe a whopping $3,500 in federal taxes ($2,500 + $1,000 = $3,500), not to mention state taxes.

You can avoid paying taxes if, within 60 days of the offset date, you make a contribution to a Traditional IRA that is equal to the amount of your unpaid loan. Be sure to tell your IRA provider to code the contribution as a rollover. This rollover amount does not reduce the amount you are otherwise eligible to contribute to an IRA each year.

If you can't contribute the full amount, try to contribute something to the IRA to trim your tax bill. Continuing with the above example, assume you deposit $3,000 to the IRA. You will then owe taxes on only $7,000 ($10,000 unpaid loan - $3,000 rollover = $7,000).

Loan Legislation

To address concerns of extreme borrowing, some members of Congress are taking action. A recently introduced Senate bill would limit the number of outstanding loans an employee could have to three and outlaw 401(k) debit cards. Of the debit cards, Senator Charles Schumer (D-NY) says the legislation "will protect people's nest eggs from companies peddling debit cards that deplete retirement savings with a simple swipe."

His efforts are overdue. A recent study by the Employee Benefit Research Institute found that nearly 20% of 401(k) plan participants have an outstanding loan. And in 2004, there was $31 billion in outstanding loans, a fivefold increase from 1989.

401(k) Loan Quick Facts

1. A company is not required to offer loans as a part of its 401(k) plan.
2. A company can place restrictions on obtaining a loan. For example, a firm might only permit loans for the purchase of a home or to pay college and medical expenses.
3. You can borrow 50% of your vested balance, up to a maximum of $50,000, less the highest outstanding loan balance you had in the past 12 months.
4. You must make loan payments at least quarterly, in equal installments and repay it completely within five years (longer if funds are used to purchase your principal residence).
5. Loan setup fees (about $100) cannot be repaid to your account.
6. The interest rate is usually one or two percentage points above the Prime Rate.
7. You're not earning interest on your outstanding loan because the "interest" is actually your money.
8. Since loan interest is paid in after-tax dollars, you'll pay taxes a second time on your "gain" when you withdraw money at retirement.
9. Loan interest is rarely tax deductible.
10. If not repaid, you'll owe income taxes and a 10% penalty tax if you're under age 59½.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

PRSRT STD
US POSTAGE
PAID
MINNEAPOLIS, MN
PERMIT NO. 31132

In this issue,

A Tribute to Gene Sit • Investment Outlook and Strategy Summary • Second Quarter 2008 Performance Summary • Sit Shareholder Event • Estate Taxes • Economic Stimulus Payments and IRAs • 401(k) Loans

DON'T FORGET THE ANNUAL SHAREHOLDER LUNCHEON ON OCTOBER 20TH, 2008! DETAILS INSIDE.